FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of December, 2002

                          GRANITE MORTGAGES 02-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                       35 New Bridge Street, 4th Floor,
                         Blackfriars, London EC4V 6BW,
                                    England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                        GRANITE MORTGAGES 02-1 PLC


                                        By:         /s/  Clive Rakestrow
                                               -------------------------
                                        Name:  L.D.C. Securitisation Director
                                        No. 1 Limited by its authorized person
                                        Clive Rakestrow for and on its behalf
                                        Title: Director

Date: 12 February 2003

                                        GRANITE FINANCE FUNDING
                                        LIMITED


                                        By:         /s/  Nigel  Charles Bradley
                                               --------------------------------
                                        Name:  Nigel Charles Bradley
                                        Title: Director

Date: 12 February 2003

                                        GRANITE FINANCE TRUSTEES
                                        LIMITED


                                        By:            /s/  Richard Gough
                                               --------------------------
                                        Name:  Richard Gough
                                        Title: Director

Date: 12 February 2003

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 02-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 02-1 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 December 2002 - 31 December 2002

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                     114,539

Current Balance                                             (pound)7,310,874,149

Last Months Closing Trust Assets                            (pound)7,649,691,648

Funding share                                               (pound)7,128,545,263

Funding Share Percentage                                              97.51%

Seller Share                                                 (pound)182,328,886

Seller Share Percentage                                               2.49%

Minimum Seller Share (Amount)                                (pound)153,134,698

Minimum Seller Share (% of Total)                                     2.09%
--------------------------------------------------------------------------------

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------------------------------------------
                          Number           Principal ((pound))   Arrears ((pound))       By Principal (%)

< 1 Month                 113,541           7,254,005,360               0                     99.22%

> = 1 < 3 Months            828               47,912,852             411,683                   0.66%

> = 3 < 6 Months            139               7,500,951              174,947                   0.10%

> = 6 < 9 Months            22                1,026,904               37,491                   0.01%

> = 9 < 12 Months            6                 249,385                15,203                   0.00%

> = 12 Months                3                 178,697                15,033                   0.00%

Total                     114,539           7,310,874,149            654,357                  100.00%
-------------------------------------------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------------------
                          Number          Principal ((pound))     Arrears ((pound))

Total (since inception)     15                 810,375                32,287
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Properties in Possession                                                12

Number Brought Forward                                                  7

Repossessed                                                             0

Sold                                                                    3

Number Carried Forward                                                  3

Average Time from Possession to Sale (days)                            121

Average Arrears at Sale                                            (pound)1,846

MIG Claims Submitted                                                    2

MIG Claims Outstanding                                                  0

Average Time from Claim to Payment                                      69
-------------------------------------------------------------------------------------------
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------------------
                                               Number        Principal ((pound))

Substituted this period                           0               (pound)0

Substituted to date (since 26 March 2001)      134,117      (pound)8,887,570,092
-------------------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------------------
                                               Monthly              Annualised

Current Month CPR Rate                          4.63%                 43.42%

Previous Month CPR Rate                         4.75%                 44.26%
-------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                          30.55

Weighted Average Remaining Term (by value) Years                      19.26

Average Loan Size                                              (pound)63,829

Weighted Average LTV (by value)                                       76.34%
-------------------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------------------
Fixed Rate (by balance)                                               31.85%

Flexible - Together (by balance)                                      27.40%

Variable (by balance)                                                 40.75%

Tracker (by balance)                                                  0.00%

Total                                                                100.00%
-------------------------------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------------------------------------------
                          Number             % of Total          Value ((pound))            % of Total

East Anglia                3,037                2.65%              193,738,165                 2.65%

East Midlands             10,062                8.79%              565,861,659                 7.74%

Greater London            13,487               11.78%             1,292,562,550               17.68%

North                     17,989               15.71%              825,397,691                11.29%

North West                16,449               14.36%              877,304,898                12.00%

South East                17,907               15.63%             1,506,040,075               20.60%

South West                 8,406                7.34%              568,054,921                 7.77%

Wales                      5,201                4.54%              273,426,693                 3.74%

West Midlands              8,260                7.21%              497,870,530                 6.81%

Yorkshire                 13,741               12.00%              710,616,967                 9.72%

Total                     114,539               100%              7,310,874,149                100%
-------------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

-------------------------------------------------------------------------------------------------------------------
                                               Number            Value ((pound))             % of Total

< 10%                                            241                6,579,787                  0.09%

> = 10% < 20%                                   1,289               44,596,332                 0.61%

> = 20% < 30%                                   2,677              125,747,035                 1.72%

> = 30% < 40%                                   4,386              257,342,770                 3.52%

> = 40% < 50%                                   5,993              401,366,991                 5.49%

> = 50% < 60%                                   8,110              589,256,456                 8.06%

> = 60% < 70%                                  10,101              765,448,523                10.47%

> = 70% < 80%                                  15,588             1,098,824,385               15.03%

> = 80% < 90%                                  30,228             1,942,499,261               26.57%

> = 90% < 95%                                  26,040             1,558,678,369               21.32%

> = 95% < 100%                                  9,756              519,072,065                 7.10%

> = 100%                                         30                 1,462,175                  0.02%

Total                                          114,439            7,310,874,149               100.0%
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                    5.85%

Effective Date of Change                                         1 December 2001
-------------------------------------------------------------------------------------------

Notes       Granite Mortgages 02-1 plc

-------------------------------------------------------------------------------------------------------------------
                        Outstanding            Rating             Reference Rate              Margin
                                           Moodys/S&P/Fitch

Series 1

A1                      $437,200,000              Aaa/AAA/AAA         1.94%                    0.10%

A2                    $1,274,400,000              Aaa/AAA/AAA         2.00%                    0.16%

B                       $69,700,000                Aa3/AA/AA          2.17%                    0.33%

C                       $96,500,000              Baa2/BBB/BBB         3.14%                    1.30%

Series 2

A                 (pound)460,000,000              Aaa/AAA/AAA         4.20%                    0.20%

B                 (pound)16,200,000                Aa3/AA/AA          4.35%                    0.35%

C                 (pound)22,500,000              Baa2/BBB/BBB         5.30%                    1.30%

D                 (pound)15,000,000               Ba2/BB+/BB+         8.50%                    4.50%

Series 3

A                 (euro)600,000,000               Aaa/AAA/AAA         5.15%                Fixed to 04/07

B                  (euro)21,100,000                Aa3/AA/AA          3.66%                    0.30%

C                  (euro)29,300,000              Baa2/BBB/BBB         4.71%                    1.30%
-------------------------------------------------------------------------------------------------------------------

Credit Enhancement

-------------------------------------------------------------------------------------------------------------------
                                                                                        % of Funding Share

Class B Notes ((pound)Equivalent)                            (pound)78,633,262                 1.10%

Class C Notes ((pound)Equivalent)                            (pound)108,993,167                1.53%

Class D Notes                                                (pound)15,000,000                 0.21%
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Granite Mortgages 02-1 Reserve Fund Requirement              (pound)34,372,240                 0.48%

Balance Brought Forward                                      (pound)34,372,240                 0.48%

Drawings this Period                                              (pound)0                     0.00%

Reserve Fund Top-up this Period*                                  (pound)0                     0.00%

Excess Spread                                                     (pound)0                     0.00%

Current Balance                                              (pound)34,372,240                 0.48%
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                      (pound)11,810,171                 0.17%

Funding Reserve %                                                      0.5%                     NA
-------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.